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U 1 2024

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-70799

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 2/13/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Atomic Brokerage LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 Greenwich Street, 21st Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Meyers	(212)668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kin Sze, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atomic Brokerage LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Roseann LoCascio
Notary Public, State Of New York
No. 01LO0008947
Qualified in King County
Commission Expires 06/02/2027

Signature: ______________________

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Atomic Brokerage LLC

Report on Audit of Financial Statement
December 31, 2023

Atomic Brokerage LLC

December 31, 2023

Contents

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Atomic Brokerage LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Atomic Brokerage LLC, (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Mazars USA LLP

Woodbury, NY
February 27, 2024

Atomic Brokerage LLC

Statement of Financial Condition
As of December 31, 2023

ASSETS	
Cash	$ 357,909
Clearing broker deposit and receivables	500,035
Due from parent	4,407
Accrued interest receivable	1,808
Prepaid expenses and other assets	24,973
Total Assets	$ 889,132
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 152,625
Total Liabilities	152,625
Commitments and Contingencies (Note 6)	
MEMBER'S EQUITY	
Member's contributions	2,425,000
Accumulated deficit	(1,688,493)
Total member's equity	736,507
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 889,132

See Notes to Financial Statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Atomic Brokerage, LLC (the "Company") is owned by its sole member, AtomicVest, Inc. (the "Parent"). The Company is a registered broker-dealer, effective as of February 13, 2023 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The liability for the member for losses, debts and obligations of the Company is limited to its capital contributions.

The company intends to provide brokerage and custody services for clients and of the customers of the Parent and its Affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Financial Statement is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the accompanying Financial Statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Financial Statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Assets and Liabilites

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Income taxes

The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities through December 31, 2023. The Company's operating results are included in the federal, state and local income tax returns of the parent.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the Financial Statement and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Revenue recognition

Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

As of December 31, 2023 the Company has not commenced brokerage operations and presently has no customers.

Revenue recognition (continued)
The entirety of the Company's revenues were derived from interest income on cash balances at banks and clearing brokers. Interest income is earned and received at the end of each month when the financial institution settles the interest in the Company's account.

Cash
The Company considers all highly liquid instruments purchased with an original maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2023.

The Company maintains cash with a single financial institution located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. As of December 31, 2023, the amount in excess of federally insured limits is approximately $108,000.

In accordance with FINRA Customer Protection Rule 15c3-3 the Company calculates monthly, as of the close of the last business day of the month, and deposits, as necessary, into the Special Reserve Account for the Exclusive Benefit of Customers no later than one hour after the opening of banking business on the second following business day.

Clearing deposit
The Company maintains a clearing deposit with Pershing LLC, a subsidary of The Bank of New York Mellon Corporation (the "Clearing Broker"). As of December 31, 2023 the Company maintained a clearing deposit of $500,035 which was required by the clearing broker and is included in Clearing Broker Deposit and Receivables on the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Through an expense sharing agreement with Atomicvest (the "Parent"), the Company is allocated certain operating expenses such as, salaries, rent, professional services and shared overhead costs. Additionally, for the year ended December 31, 2023, the Parent paid or will pay certain Company direct expenses on its behalf. As of December 31, 2023, the Company had a net receivable of $4,407 due from Parent resulting from an overpayment of estimated monthly shared expenses.

The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

The Parent will continue to support the Company until such time the Company can generate sufficient revenue to fund operations and maintain its required minimum net capital.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. At December 31, 2023, the Company had net capital, as defined, of $707,127, which exceeded the required minimum net capital of $250,000 by $457,127.

5. SECURITIES EXCHANGE COMMISSION RULE 15c3-3

The Company is subject to the customer protection Rule 15c3-3 under the Securities and Exchange Act, of 1934. At December 31, 2023, there were no requirements, per the Company's monthly calculations, to maintain a balance in the special reserve bank account for the exclusive benefit of customers.

6. COMMITMENTS AND CONTINGENCIES

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. There was no accrual for legal proceedings as of December 31, 2023.

The Company may be the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a range of issues in their business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in their business practices, and in additional expenses.

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company is not aware at the present time of any such other legal proceedings. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period.

7. LEASE OBLIGATION

The Company is required in accordance with FASB ASC 842 to recognize a right-of-use asset and an operating lease liability in connection with lease agreements that have a term over 12 months. As of December 31, 2023 the Company did not have any lease agreements that fall under this requirement.

8. CURRENT EXPECTED CREDIT LOSSES (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of December 31, 2023, the Company determined that it has no estimated credit loss affecting its financial statments. Most of the financial assets within the scope of FASB ASC 326-20 are considered highly short-term in nature and therefore the Company is less susceptible to risks and uncertainty of credit losses over extended periods of time.

9. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2023, through February 27, 2024, the date of the report and determined that there are no material events that would require disclosures in the Company's Financial Statement.

A capital contribution of $2,000,000 was received from the parent on January 29, 2024.